Exhibit 99.1

Hi everyone,

My name is Adam Cisse and I work on the Operations team here at Masterworks.

I am pleased to announce our new offering, a Painting by the contemporary pop-artist, KAWS. Beginning his career as a graffiti artist, KAWS has developed a distinct, visual lexicon that incorporates elements of animation, advertisement and fine art.

Over the past few years, the art market has caught up with popular culture and the demand for KAWS’ work has grown. In 2021, the Brooklyn Museum opened “KAWS: WHAT PARTY,” a comprehensive survey show featuring over 100 works and several new pieces. The same year, KAWS’ auction turnover totaled over $31 million, ranking him among the top 70 of all artists worldwide.

To provide investment quality offerings by the artist, our acquisitions team has reviewed approximately 90 examples of KAWS’ works from around the world, many of which are priced in excess of $1 million. Of these examples, this is the eighth we have selected to be offered on the Masterworks platform

Executed in 2008, the latest offering is a medium-scale example of KAWS’ ongoing engagement with both animation and Pop culture. The Painting is an untitled work belonging to the artist’s “KURF” series. The characters from this body of work take inspiration from the comic series “The Smurfs.”

As of November 2022, paintings featuring “KURF” characters account for two of KAWS’ top ten auction records and have achieved prices in excess of $2.5 million. “KURFS (TANGLE)” (2009) sold for over $2.6 million at Christie’s, New York in May of 2019 and “KURF (HOT DOG)” (2008) sold for $2.6 million at Sotheby’s, New York in May of 2019. These sales represent the artist’s eighth and ninth top auction records, respectively.

Between November 2013 to November 2021, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 35.3%.